SIDLEY AUSTIN llp 787 Seventh Avenue New York, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG HOUSTON LONDON	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
fbruno@sidley.com (212) 839 5540	Founded 1866

February 28, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Division of Investment Management

Re:	Williams Capital Management Trust
Post-Effective Amendment No. 19 under the Securities Act of 1933 and Amendment No. 20 under the Investment Company Act of 1940 to the Registration Statement on Form N-1A
File Nos. 811-21186 and 333-98485

Ladies and Gentlemen:

Williams Capital Management Trust (the “Trust”) hereby files via EDGAR one electronically signed copy of Post-Effective Amendment No. 19 to its registration statement on Form N-1A (the “Post-Effective Amendment”) to update the Trust’s financial statements under Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”), and to make certain other non-material changes which the Trust deemed appropriate.

We have assisted the Trust in the preparation of the Post-Effective Amendment. Pursuant to Rule 485(b)(4) under the Securities Act, we hereby represent to the Securities and Exchange Commission that, to our knowledge, such Post-Effective Amendment does not contain disclosure that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ Frank P. Bruno

Frank P. Bruno

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.